UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________________________________________

FORM SD

Specialized Disclosure Report

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Sphere 3D Corp.

Ontario, Canada	001-36532	98-1220792
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No. )

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, Canada, M3C 1W3

(Address of principal executive offices) (Zip Code)

Joseph O'Daniel, telephone: (844) 219-3935

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION I. CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Sphere 3D Corp, ("Sphere 3D," "we" or "our") is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") for the reporting period January 1, 2021 to December 31, 2021.

Sphere 3D has evaluated its current product lines to determine whether any Conflict Minerals in our products originated in the Democratic Republic of Congo ("DRC") and/or one or more of the countries that share an internationally recognized border with the DRC (the "Covered Countries") or are not from recycled or scrap sources. Based on a reasonable country of origin inquiry, we do not have sufficient information from our suppliers or other sources to conclusively determine the country of origin of the Conflict Minerals used in our products in the form of gold or the derivatives tin, tantalum, or tungsten (collectively, "3TG"). Therefore, we cannot exclude the possibility that some of these 3TG minerals may have originated in the Covered Countries or are not from recycled or scrap sources. Accordingly, Sphere 3D is filing this Form SD and has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01, in accordance with Form SD required by the Rule.

The Conflict Minerals Report is publicly available at www.sphere3d.com, under the heading "Investor Information". The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of Sphere 3D's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.sphere3d.com.

SECTION 2. EXHIBITS

Item 2.01 Exhibit

Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and 1.02 of the Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Dated:	May 31, 2022	By:	/s/ Patricia Trompeter
Patricia Trompeter Chief Executive Officer